ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Routine announcements in the period from 11 November 2011 to
3 January 2012

Tuesday, 3rd January 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 December 2011 consisted of 3,695,423,129 ordinary shares, of which 135,617,570 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,805,559 shares with voting rights.

National Grid has been notified that earlier today, 1,696 shares held in Treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 3 January 2012 consists of 3,695,423,129 ordinary shares, of which 135,615,874 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,807,255 shares with voting rights.

The figure of 3,559,807,255 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Monday, 12 December 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 3,210 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 12 December 2011 consists of 3,695,423,129 ordinary shares, of which 135,617,570 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,805,559 shares with voting rights.

The figure of 3,559,805,559 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

8 December 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 62,167 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 8 December 2011 consists of 3,695,423,129 ordinary shares, of which 135,620,780 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,802,349 shares with voting rights.

The figure of 3,559,802,349 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

8th December 2011

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 45,672 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market yesterday, at a price of 608.6978 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	20 Ordinary Shares

Andrew Bonfield	21 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,186,415 Ordinary Shares

Andrew Bonfield	498,760 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

2 December 2011

National Grid plc (National Grid)

Directors’ Share Interests

Tom King, Executive Director, has today received confirmation from his broker following the sale on 29 November 2011 of a total of 5,000 National Grid ADSs at $50.06 per share, in order to rebalance his portfolio following the recent release of shares from a maturing PSP share award. He retains a total interest in 264,233 National Grid plc ADSs after this event.

—
Contact: R.Kerner, Assistant Secretary-Share Schemes
0207 004 3223

Friday, 2 December 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 17,203 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 2 December 2011 consists of 3,695,423,129 ordinary shares, of which 135,682,947 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,740,182 shares with voting rights.

The figure of 3,559,740,182 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

Thursday, 1 December 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 30 November 2011 consisted of 3,695,423,129 ordinary shares, of which 135,700,150 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,722,979 shares with voting rights.

The figure of 3,559,722,979 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Wednesday, 30 November 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that yesterday, 150,000 shares held in Treasury were transferred to share scheme trustees. Following this change, National Grid’s registered capital from 29 November 2011 consists of 3,695,423,129 ordinary shares, of which 135,700,150 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,722,979 shares with voting rights.

The figure of 3,559,722,979 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 Arit Amana

Company Secretarial Assistant
020 7004 3116

29 November 2011

National Grid plc (National Grid)

Notification of Directors’ Interests

Performance Share Plan-November 2007 Award- Release

Today, the Trustee of the National Grid Group Employee Share Trust (ACS HR Solutions Share plan Services (Guernsey) Limited) confirmed that the November 2007 awards made to certain Executive Directors under the National Grid Performance Share Plan were released following completion of the retention period on 28 November 2011, in accordance with the plan rules. The number of shares disclosed below that have been transferred to participants by the Trustee are net of shares sold to cover statutory deductions.

Director	Number of Shares/ADSs
Steven Holliday	27,543

Nick Winser	14,840

Tom King	12,296	*

The total share interests of the above directors, following these changes, are:

Director	Number of Shares/ADSs
Steven Holliday	2,186,395
Nick Winser	1,016,156
Tom King	269,233
Contact:
Robin Kerner, Assistant Secretary- Share Schemes (0207 004 3223)

Monday 14th November 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 6,696 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 14 November 2011 consists of 3,695,423,129 ordinary shares, of which 135,850,150 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,572,979 shares with voting rights.

The figure of 3,559,572,979 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226